3903 Centerville Road, Wilmington, Delaware 19807

Phone: (302) 656-1707 Fax: (302) 656-1703

July 26, 2012

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acorn Energy, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed March 15, 2012

File No. 1-33886

Dear Mr. Decker:

This letter is submitted on behalf of Acorn Energy, Inc. (“we,” “Acorn” or the “Company”), in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter of July 10, 2012 regarding the above-captioned filing.

Our numbered responses correlate to the numbers in your July 10, 2012 letter and we have set forth in italics the full text of the comments included in your letter for convenience purposes.

We respond to the Staff’s comments as follows:

Form 10-K for Fiscal Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings.

Our supplemental responses to the Staff’s comments, including the forms of additional disclosures and other revisions that the Company shall make in future filings, are set forth below. Our proposed revised disclosure is set forth in bold lettering.

Item1. Business, page 1

Customers and Markets, page 3

2. Please revise to disclose the names of any customers who comprise 10% or more of your consolidated revenues. Please refer to Item 101(c)(1)(vii) of Regulation S-K.

Our revised disclosure to indicate the names of customers who comprise 10% or more of our consolidated revenues is as follows:

Four customers accounted for approximately 79% of segment sales in 2011 (28%, 24%, 15% and 12%). Two of those customers, Ministry of Defence, Government of India and The State Border Service, Republic of Azerbaijan, accounted for $2.6 million and $2.2 million, or 14% and 11%, respectively, of Acorn’s consolidated revenues for 2011. The loss of any one or more of these customers could have a material adverse effect on this segment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Critical Accounting Policies, page 37

3. We note from your disclosures throughout the document that your GridSense subsidiaries operate in the United States and Australia. However, based on your disclosures on page 38, it appears that you consider the U.S. and Australian operations of GridSense to be a single reporting unit for purposes of goodwill impairment testing. Please tell us the factors you considered in deciding to combine these two operating locations into a single reporting unit for goodwill impairment testing purposes. In particular, please tell us how you considered ASC 280-10-50-11 in determining that the two subsidiaries had similar economic characteristics.

ASC 280-10-50-11 provides the aggregation criteria by which we determined that our two GridSense subsidiaries should be reported as a single segment. The ASC allows aggregation if it is consistent with the objective and basic principles of the ASC, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a. The nature of the products and services

b. The nature of the production processes

c. The type or class of customer for their products and services

d. The methods used to distribute their products or provide their services

e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

We wish to note that prior to our acquisition of the two GridSense subsidiaries in 2010, they operated as a single operating entity with the U.S. company being a subsidiary of the Australian subsidiary. Upon our acquisition, the structure was revised so that they were sibling companies rather than in a parent-subsidiary relationship.

The nature of the products and services provided by both entities are similar. They both sell products and services for transformer monitoring, transmission and distribution lines monitoring, power monitoring, bushing monitoring and power quality analysis. Both subsidiaries offer the same products to customers and they both work together in marketing the products globally in different regions. The production processes at each location are similar in that they both maintain facilities for the assembly of different types of monitoring units. Strategic guidance, sales planning and high level administrative functions are centrally managed. Both companies serve a similar type of customer (primarily utilities) and operate in the same regulatory environment (servicing public utilities). Accordingly, we concluded that the aggregation of these two companies into a single operating segment is appropriate under the abovementioned guidelines.

Results of Operations, page 41

4. We note that you have not reconciled your segment total column to the relevant GAAP measures. To the extent that amounts presented in the “total” column are different than GAAP amounts, they are considered non-GAAP measures when presented outside of the audited financial statements. Please revise to provide the disclosures required by Item 10(e) of Regulation S-K or revise to remove non-GAAP measures such as total segment depreciation and total segment net income (loss) before income taxes. Please refer to Question 104.04 of the Non-GAAP Compliance and Disclosure Interpretations which is located on our website at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

Set forth below is revised disclosure required by Item 10(e) of Regulation S-K from which we have removed the non-GAAP measures (depreciation and amortization, stock compensation expense and segment net income (loss) before income taxes):

	Energy & Security Sonar Solutions	GridSense	USSI	Other	Total
Year ended December 31, 2011:
Revenues from external customers	$9,104	$7,119	$1,316	$1,389	$18,928
Percentage of total revenues from external customers	48%	38%	7%	7%	100%
Segment gross profit	3,019	3,327	(98)	665	6,913
Year ended December 31, 2010:
Revenues from external customers	$10,179	$2,382	$405	$1,278	$14,244
Percentage of total revenues from external customers	71%	17%	3%	9%	100%
Segment gross profit	4,380	1,172	23	469	6,044
Impairments	—	1,166	—	—	1,166
Year ended December 31, 2009:
Revenues from external customers	$7,985	$—	$—	$1,234	$9,219
Percentage of total revenues from external customers	87%	—	—	13%	100%
Segment gross profit	3,540	—	—	415	3,955
Impairments	—	—	—	—	—

5. Please revise to more fully explain the nature of the operating activities included in your “other” column on page 42. Please also revise your MD&A to discuss the business reasons for material changes in amounts presented in this column from period to period.

Our revised description of our “Other” column is as follows:

The column marked “Other” aggregates information relating to certain IT activities (protocol management software for cancer patients and billing software) as well as outsourced consulting activities performed by our DSIT subsidiary, which may be combined for reporting under applicable accounting principles.

6. Your segment table on page 42 includes a measure titled “segment net income before income taxes” but the discussion that follows describes changes between periods in, among other things, segment net income (loss). Please revise your filing so that the amounts presented in the table and the discussion that follows consistently refer to the same measure, which should also be the measure presented in your segment footnote.

As noted in our response to Item 4 above, we have removed total segment net income (loss) before income taxes from our segment table as it is a non-GAAP measure. Accordingly, the amounts presented in the table and the discussion that follows consistently refers to the same measure.

Liquidity and Capital Resources, page 46

7. Please separately disclose both the amount of unrestricted cash and cash equivalents held outside the United States and the extent to which your unrestricted cash held in foreign countries could be subject to additional taxation if it were repatriated to the United States. We note your disclosure on page F-57 that you do not expect any foreign earnings to be repatriated to the United States in the near future. Please revise your liquidity section to provide similar disclosures in MD&A about management’s expectations to permanently reinvest foreign earnings.

Our revised disclosure is as follows:

As of December 31, 2011, the Company had approximately $7.5 million of unrestricted cash and cash equivalents held in banks outside the United States ($7.4 million in banks in Israel, of which $7.2 million belongs to Acorn Energy and $0.2 million belongs to DSIT, and $0.1 million in a bank in Australia). Due to Israeli tax and company law constraints and DSIT’s own cash and finance needs as well as GridSense’s cash needs, the Company does not expect any foreign earnings to be repatriated to the United States in the near future. If the approximately $7.5 million of unrestricted cash and cash equivalents held in banks outside the United States were to be repatriated, we would expect that approximately $0.2 million of that cash to be subject to additional taxation upon repatriation.

Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-15

8. Please revise your accounting policy footnote to indicate if you include an allocation of your depreciation and amortization to cost of sales. If you do not include an allocation of depreciation or amortization in your cost of sales, please revise your description of cost of sales on the face of your statement of operations and elsewhere throughout the filing to read somewhat as follows: "Cost of sales (exclusive of depreciation and amortization shown separately below)." Please also remove any references in the filing to gross profit or gross profit margin, if you do not include a portion of your depreciation and amortization in cost of sales. See SAB Topic 11:B.

We have revised our accounting policy footnotes as follows to indicate that a portion of our depreciation and amortization is allocated to cost of sales:

Property and Equipment

Property and equipment are presented at cost at the date of acquisition.  Depreciation and amortization is calculated based on the straight-line method over the estimated useful lives of the depreciable assets, or in the case of leasehold improvements, the shorter of the lease term or the estimated useful life of the asset, a portion of which is allocated to cost of sales.  Improvements are capitalized while repairs and maintenance are charged to operations as incurred.

Goodwill and Acquired Intangible Assets

Other intangible assets that have finite useful lives (e.g. purchased technology) are recorded at fair value at the time of the acquisition and are carried at such value less accumulated amortization.  The Company amortizes these intangible assets on a straight-line basis over their estimated useful lives, a portion of which is allocated to cost of sales.

Revenue Recognition, page F-18

9. Please revise to more clearly explain both the types of products and/or services that are included in each of your revenue line items on page F-5 and how your revenue recognition accounting policies differ for each type of product and/or service. For example, your current disclosures explain your policy for recognizing revenue from customer support services on monitoring equipment but it is unclear whether these revenues are recorded in your financial statements under “products”, “smart grid distribution products and services” or “other”.

Set forth below, the Staff will find our revised Revenue Recognition policy which more clearly explains both the types of products and/or services that are included in each of our revenue line items on page F-5 and how our revenue recognition accounting policies differ for each type of product and/or service. We wish to note that beginning with our Quarterly Report on Form 10-Q for the period ended March 31, 2012, we have recast our revenue line items to show revenue from Projects, revenue from Products and revenue from Services and no longer report revenues from “Smart grid distribution products and services” or “Other”.

The Company’s revenue recognition policy is consistent with applicable revenue recognition guidance and interpretations.

The Company recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable, and collectability is reasonably assured.

 The Company assesses whether payment terms are customary or extended in accordance with normal practice relative to the market in which the sale is occurring.  The Company’s sales arrangements generally include standard payment terms.  These terms effectively relate to all customers, products, and arrangements regardless of customer type, product mix or arrangement size.

If revenue recognition criteria are not satisfied, amounts received from customers are classified as deferred revenue on the balance sheet until such time as the revenue recognition criteria are met.

Revenues from fixed-price contracts which require significant production, modification and/or customization to customer specifications are recognized using the percentage-of-completion method. Percentage-of-completion estimates are in man-months of labor and are reviewed periodically, and any adjustments required are reflected in the period when such estimates are revised.  Losses on contracts, if any, are recognized in the period in which the loss is determined. Such revenues are recorded in the Consolidated Statement of Operations in revenues from “Projects”.

Revenue from sales of sensor products is recognized at the time title to the products and significant risks of ownership pass to the customer, which is generally upon shipment, when all significant contractual obligations have been satisfied and collection is reasonably assured. Milestone payments are recognized as revenue when milestones are deemed to be substantive and are achieved. A substantive milestone is one that is based on successful performance by the Company and not solely contingent upon the passage of time or performance by another party. Such revenues are recorded in the Consolidated Statement of Operations in revenues from “Projects”.

Revenue from sales of monitoring equipment is recognized at the time title to the equipment and significant risks of ownership pass to the customer (which is generally upon shipment), when all significant contractual obligations have been satisfied and collection is reasonably assured. Equipment and customer support services revenue is recognized upon delivery of the systems when persuasive evidence of an arrangement exists that includes obtaining a written agreement in the form of a sales order with the customer, collection is probable, and the fee is fixed and determinable. Such revenues are recorded in the Consolidated Statement of Operations in revenues from “Smart grid distribution products and services”.

Revenues from management and consulting, time-and-materials service contracts, maintenance agreements and other services are recognized as services are provided. Such revenues are recorded in the Consolidated Statement of Operations as “Other” revenues.

Note 22 – Segment Reporting and Geographic Information, page F-60

10. Please revise your table on page F-63 to disclose revenues from customers based in the United States separate from all other countries. Please refer to ASC 280-10-50-41(a).

Our revised table to disclose revenues from customers based in the United States separate from all other countries is set forth below.

	December 31,
	2009	2010	2011
Revenues based on location of customer:
United States	$—	$1,118	$4,856
Israel	5,754	5,830	4,268
Asia	3,456	5,558	6,280
Oceania	—	1,489	3,190
Other	9	249	334
	$9,219	$14,244	$18,928

Exhibit 23.1

11. Please amend your filing to provide a signed consent from your independent registered public accounting firm.

On July 24, 2012 we filed a Form 8-K report attached to which was a signed consent of our independent registered public accounting firm, Friedman LLP, to the incorporation by reference into the registration statements listed in their consent of their report, dated March 15, 2012 appearing in our Annual Report on Form 10-K for the year ended December 31, 2011.

With respect to your comments, we would like to acknowledge the following:

1.	Acorn is responsible for the adequacy and accuracy of the disclosure in its filings;
2.	Staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and
3.	Acorn may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have endeavored to make a thorough response to each of the Staff’s comments. We are available to explain or discuss our responses at the Staff’s convenience. Please feel free to call me or our corporate counsel, Heather K. Mallard, at (302) 656-1707 if you have any questions or comments.

Very truly yours,

/s/ Michael Barth
Michael Barth
Chief Financial Officer
Acorn Energy, Inc.